07021239

RECEIVED

2007 FEB 21 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

9 February 2007

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"ISSUANCE OF DOMESTIC UNSECURED YEN BONDS"

Thank you for your assistance in handling it as required.

Sincerely yours,

櫻井 宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

PROCESSED
FEB 2 3 2007
THOMSON FINANCIAL

dlw 2/22

9 February 2007
Yasuo Inubushi
President, Chief Executive Officer &
Representative Director
Kobe Steel, Ltd.
(Tokyo Stock Exchange Code No. 5406)

Contact: Publicity Group
Kobe Steel, Ltd.

Tel: Tokyo 03-5739-6010
Kobe 078-261-4040

ISSUANCE OF DOMESTIC UNSECURED YEN BONDS

Kobe Steel, Ltd. hereby gives notice that it has decided to issue Domestic Unsecured Yen Bonds under the terms as set forth below:

I. Domestic Unsecured Yen Bonds due 22 February, 2013

1.	Name:	Kobe Steel, Ltd. Series 44 Unsecured Bonds (Limited Inter-Bond Pari Passu Clause)
2.	Total Amount of Issue:	25 Billion Yen
3.	Denomination of Bond:	100,000,000 Yen each
4.	Interest Rate:	1.61% per annum of the principal of the Bonds
5.	Issue Price:	100% of the principal amount of the Bonds
6.	Redemption Price:	100% of the principal amount of the Bonds
7.	Maturity Date:	To be redeemed in a lump sum on 22 February 2013
8.	Offering Period:	9 February 2007
9.	Closing Date:	22 February 2007
10.	Method of Issue:	Public offering in the domestic market
11.	Date of Payment of Interest on the Bonds:	Semiannually on 22 February and 22 August
12.	Status of the Bonds:	Unsecured by assets or guarantees
13.	Fiscal Agent:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
14.	Underwriters:	Nomura Securities Co., Ltd. and Mizuho Securities Co., Ltd. as the "Joint Lead Managers"
	Use of Proceeds:	To be applied toward repayment of loans and/or redemption of bonds

II. Domestic Unsecured Yen Bonds due 22 February, 2017

1.	Name:	Kobe Steel, Ltd. Series 45 Unsecured Bonds (Limited Inter-Bond Pari Passu Clause)
2.	Total Amount of Issue:	25 Billion Yen
3.	Denomination of Bond:	100,000,000 Yen each
4.	Interest Rate:	2.07% per annum of the principal of the Bonds
5.	Issue Price:	100% of the principal amount of the Bonds
6.	Redemption Price:	100% of the principal amount of the Bonds
7.	Maturity Date:	To be redeemed in a lump sum on 22 February 2017
8.	Offering Period:	9 February 2007
9.	Closing Date:	22 February 2007
10.	Method of Issue:	Public offering in the domestic market
11.	Date of Payment of Interest on the Bonds:	Semiannually on 22 February and 22 August
12.	Status of the Bonds:	Unsecured by assets or guarantees
13.	Fiscal Agent:	Mizuho Corporate Bank, Ltd.
14.	Underwriters:	Nomura Securities Co., Ltd.

Use of Proceeds: To be applied toward repayment of loans and/or redemption of bonds

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